AVICENA GROUP, INC.

228 Hamilton Avenue

Third Floor

Palo Alto, CA 94301

September 23, 2005

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Avicena Group, Inc.

Application for Withdrawal of Registration Statement on Form SB-2

SEC File No. 333-123476

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Avicena Group, Inc. (the “Company”) respectfully requests withdrawal of its Registration Statement on Form SB-2 (Registration No. 333-123467), together with all exhibits and amendments thereto, including the application for confidential treatment of an exhibit filed in connection therewith (collectively, the “Registration Statement”).

The Company is requesting withdrawal in order to terminate its merger agreement with AVN Acquisition Corp. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on March 22, 2005, in connection with the proposed initial registration of the Company’s common stock. The Commission has not declared the Registration Statement effective and no securities have been sold pursuant to the Registration Statement. Accordingly, the Company respectfully request the withdrawal of this Registration Statement. The Company requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Securities and Exchange Commission

September 23, 2005

Please contact the Company’s securities counsel, Douglas R. Newkirk at Sachnoff & Weaver, Ltd. (312-207-6481) if you have any questions regarding this request for withdrawal.

Sincerely, Avicena Group, Inc.

By:	/s/ Belinda Tsao Nivaggioli
Name:	Belinda Tsao Nivaggioli
Title:	Chief Executive Officer